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SECU 15047772 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH., DC 404

SEC FILE NUMBER
8- 34046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Clouse (913)236-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Melissa Clouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President / Controller

Title

Notary Public

NOTARY PUBLIC - - State of Kansas
CATHERINE R. MORRIS
My Appt. Exp. 09/16/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVY FUNDS DISTRIBUTOR, INC.

Financial Statements and Supplemental Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ivy Funds Distributor, Inc.:

We have audited the accompanying balance sheet of Ivy Funds Distributor, Inc. (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2014, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Kansas City, Missouri
February 26, 2015

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2014

(In thousands)

Assets		
Cash and cash equivalents	$	77,084
Investment securities		4,019
Receivables:		
Fund receivables		616
Income tax receivable from parent		660
Due from affiliates		3,118
Other receivables		14
Deferred income taxes		130
Prepaid expenses and other current assets		765
Total current assets		86,406
Property and equipment, net		2,091
Deferred sales commissions, net		20,344
Other assets		476
Total assets	$	109,317
Liabilities and Stockholder's Equity		
Accounts payable	$	2,724
Accrued compensation		2,724
Accrued commissions		49,253
Due to affiliates		2,976
Other current liabilities		224
Total current liabilities		57,901
Deferred income taxes		2,933
Accrued pension and postretirement costs		1,703
Other noncurrent liabilities		21
Total liabilities		62,558
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value. Authorized, 1,000 shares; issued and outstanding, 100 shares		—
Additional paid-in capital		338,950
Accumulated deficit		(290,896)
Accumulated other comprehensive loss		(1,295)
Total stockholder's equity		46,759
Total liabilities and stockholder's equity	$	109,317

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2014

(In thousands)

Revenue:		
Underwriting and distribution fees	$	256,659
Revenue sharing		102,322
Total		358,981
Expenses:		
Underwriting and distribution		367,711
Share-based compensation		2,929
General and administrative		20,949
Depreciation		849
Total		392,438
Operating loss		(33,457)
Investment and other income		199
Loss before income tax benefit		(33,258)
Income tax benefit		11,402
Net loss	$	(21,856)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2014

(In thousands)

Net loss	$	(21,856)
Other comprehensive loss:		
Pension and postretirement benefits, net of income tax benefit of $(647)		(1,099)
Comprehensive loss	$	(22,955)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

(In thousands)

	Common stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder's equity
	Shares		Amount				
Balance at December 31, 2013	100	$	—	317,952	(269,040)	(196)	48,716
Net loss	—		—	—	(21,856)	—	(21,856)
Capital contribution from parent – cash	—		—	20,000	—	—	20,000
Excess tax benefits from share-based payment arrangements	—		—	998	—	—	998
Pension and postretirement benefits	—		—	—	—	(1,099)	(1,099)
Balance at December 31, 2014	100	$	—	338,950	(290,896)	(1,295)	46,759

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net loss	$	(21,856)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		849
Amortization of deferred sales commissions		1,411
Excess tax benefits from share-based payment arrangements		(998)
Loss on trading securities		43
Loss on retirement of property and equipment		15
Sales of trading securities		1,874
Deferred income taxes		(1,545)
Changes in assets and liabilities:		
Fund receivables		55
Due to affiliates		(422)
Income tax receivable from parent		434
Other receivables		(7)
Deferred sales commissions		9,608
Prepaid expenses and other assets		295
Accounts payable		1,318
Accrued commissions		5,396
Other accrued liabilities		(285)
Net cash used in operating activities		(3,815)
Cash flows from investing activity:		
Additions to property and equipment		(850)
Net cash used in investing activity		(850)
Cash flows from financing activities:		
Capital contribution from parent		20,000
Excess tax benefits from share-based payment arrangements		998
Net cash provided by financing activities		20,998
Net increase in cash and cash equivalents		16,333
Cash and cash equivalents at beginning of year		60,751
Cash and cash equivalents at end of year	$	77,084
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	10,820

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Ivy Funds Distributor, Inc. (the Company, IFDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. IFDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company has an intercompany service fee agreement authorizing the sale of Selector Management Fund SICAV and its Ivy Global Investors sub-funds (the "Selector Management Funds"). The Selector Management Funds are regulated by Luxembourg's Commission de Surveillance du Secteur Financier as an undertaking for collective investment in transferable securities or UCITS. Under an intercompany service fee agreement the Company receives compensation from IICO for distribution and other services.

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated. The Company has evaluated subsequent events through February 26, 2015, the date that these financial statements were issued and determined there are no other items to disclose.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not

limited to, depreciation and amortization, income taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents.

(e) Disclosures about Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value.

(f) Investment Securities

Our investment securities are comprised of investments in affiliated funds. Investments are classified as trading. For trading securities, unrealized holding gains and losses are included in earnings. For affiliated funds, realized gains and losses are computed using the average cost method.

(g) Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 10 years for furniture and fixtures; one to 10 years for data processing equipment, computer software and other equipment; and up to 5 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h) Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification ("ASC") 350. Internal costs capitalized are included in "Property and equipment, net" on the balance sheet and were $603 thousand as of December 31, 2014. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally 1 to 7 years.

(i) Deferred Sales Commissions

We defer certain costs, principally sales commissions and related compensation, which are paid to broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares sold prior to January 1, 2014 are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. Effective January 1, 2014, the Company suspended sales of Class B shares. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. We recover deferred

sales commissions and related compensation through Rule 12b-1 and other distribution fees, which are paid on the Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (six years for a Class B share and 12 months for a Class C share). Should we lose our ability to recover deferred sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that their carrying amount may not be recoverable and adjust them accordingly. Impairment adjustments are recognized in operating income as a component of amortization of deferred sales commissions.

(j) ***Revenue Recognition***

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. For client purchases of Class B shares (back-end load) prior to January 1, 2014, and Class C shares (level load) we do not charge an initial sales charge. Effective January 1, 2014, the Company suspended sales of Class B shares.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B, C, E and Y shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of the Funds' Class R shares, for which the maximum fee is 0.50% and for the Class I and R6 shares, which do not have a service fee charged. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously.

Through a revenue sharing allocation plan with affiliates, the Company receives 25 basis points on gross sales of assets for Ivy Funds sold through third parties and 11 basis points on average assets under management.

(k) ***Advertising and Promotion***

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense and general and administrative expense in the statement of operations, was $14 million for the year ended December 31, 2014.

(l) ***Income Taxes***

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The excess tax benefits from share-based payments were $998 thousand for 2014.

(2) Investment Securities

Investments at December 31, 2014 are as follows (in thousands):

		Fair value
Trading securities:		
Affiliated funds	$	4,019
Total investment securities	$	4,019

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Investments held at December 31, 2014 are classified as Level 1 on the fair value hierarchy.

(3) Property and Equipment

A summary of property and equipment at December 31, 2014 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	554	10 years
Equipment and computer software		4,506	1 – 10 years
Leasehold improvements		108	1 – 5 years
Property and equipment, at cost		5,168	
Accumulated depreciation		(3,077)	
Property and equipment, net	$	2,091	

Depreciation expense for the year ended December 31, 2014 was $849 thousand. At December 31, 2014, we have property and equipment under capital lease with a cost of $38 thousand and accumulated depreciation of $7 thousand.

(Continued)

(4) Income Taxes

The benefit for income taxes for the year ended December 31, 2014 consists of the following (in thousands):

Current:		
Federal	$	(9,155)
State		(702)
		(9,857)
Deferred taxes		(1,545)
Income tax benefit	$	(11,402)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$	(11,640)
State income tax benefit, net of federal liability		(533)
Non deductible expenses		643
Other		128
Income tax benefit	$	(11,402)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2014 are presented as follows (in thousands):

Deferred tax liabilities:		
Benefit plans	$	(130)
Deferred sales commissions		(4,207)
Property and equipment		(501)
Federal liability on unrecognized state benefits		(259)
Other		(126)
Total gross deferred tax liabilities		(5,223)
Deferred tax assets:		
Nonvested stock		1,365
Additional pension and postretirement liability		761
Accrued expenses		292
State net operating loss carryforwards		2,338
Unused state tax credits		2
		4,758
Valuation allowance		(2,338)
Total gross deferred tax assets		2,420
Net deferred tax liabilities	$	(2,803)

As of December 31, 2014, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $2.3 million at December 31, 2014. The carryforwards, if not utilized, will expire between 2015 and 2034. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $2.3 million has been established at December 31, 2014.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its parent, WDR. The Company participates in an intercompany tax sharing arrangement, whereby WDR's consolidated federal and state income tax liabilities are allocated to each subsidiary based on the taxable income or loss generated by each subsidiary. WDR has unrecognized tax benefits that will be settled under the intercompany tax sharing arrangement if WDR experiences an unfavorable outcome due to a future event. Upon such settlement, the Company would be reimbursed by WDR as the Company's tax losses reduce the WDR consolidated liability, including penalties and interest. As of December 31, 2014, the Company had an asset

recorded of $577 thousand ($318 thousand net of federal liability) for the reimbursement it would receive from WDR based on settlement of WDR's unrecognized tax benefits under the intercompany tax sharing arrangement.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties has been to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2014, WDR settled six open tax years undergoing audits by state jurisdictions in which the Company operates. The 2011 through 2014 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2010, and in certain states, income tax returns for 2010 are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

WDR is currently being audited in various state jurisdictions in which the Company participated in the filing of consolidated tax returns with WDR. It is reasonably possible that WDR will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's potential benefit due from WDR could decrease by up to $4 thousand ($4 thousand net of federal liability) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income or loss.

(5) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2014 were $483 thousand.

The total projected benefit obligation of the Plan is $208.1 million, of which $8.3 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet of WDR at December 31, 2014 is $32.5 million, of which $1.3 million is included in accrued pension and postretirement costs on the Company's balance sheet.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $9.9 million are recorded on the balance sheet of WDR at December 31, 2014, of which $413 thousand relates to the Company. The total liability at December 31, 2014 is long term in nature. During 2014, WDR allocated $59 thousand of expense to the Company for the medical plan.

(6) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2014 were $1.0 million.

(7) Other Comprehensive Loss

The following table summarizes other comprehensive loss activity for the year ended December 31, 2014.

		Pension and postretirement benefits
Balance at December 31, 2013	$	(196)
Other comprehensive loss before reclassification		(1,119)
Amount reclassified from accumulated other comprehensive loss		20
Net current period other comprehensive loss		(1,099)
Balance at December 31, 2014	$	(1,295)

The reclassification from accumulated other comprehensive loss, included in net income is summarized in the table that follows for the year ended December 31, 2014.

		Pre-tax	Tax expense	Net of tax	Statement of income line item
			(In thousands)		
Reclassification included in net loss:					
Amortization of pension and post retirement benefits	$	(32)	12	(20)	Underwriting and distribution expense
Total	$	(32)	12	(20)	

(8) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net

capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $19.5 million that was $15.5 million in excess of its required net capital of $4.0 million. The Company's ratio of aggregate indebtedness to net capital was 3.08 to 1.0 at December 31, 2014. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See Schedule 1 for additional information regarding net capital.

(9) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays WDR for expense related to these awards. For the year ended December 31, 2014, the Company recorded share-based compensation expense totaling $2.9 million.

(11) Rental Expense and Lease Commitments

The Company leases office space under long-term operating leases. Rent expense for the year ended December 31, 2014 was $144 thousand. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year	Commitments (in thousands)
2015	$ 286
2016	286
2017	167
	$ 739

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2014.

(12) Related Party Transactions

The current amount due to affiliates at December 31, 2014 represents amounts due for administrative and other services. The current amount due from affiliates at December 31, 2014 represents

noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products.

Through a revenue sharing allocation plan with affiliates, the Company receives 25 basis points on gross sales of assets for Ivy Funds sold through third parties and 11 basis points on average assets under management. In addition, the Company incurs service related expenses from affiliates for accounting, legal, marketing, rent, and other expenses. Accordingly, during 2014, the Company received $46.3 million from the gross sales of assets and $55.5 million from average assets under management. Additionally, the Company incurred $28.6 million in expenses for services provided by affiliates.

The Company receives compensation from an affiliate through an intercompany service fee agreement for distribution and other services related to the Selector Management Fund. Accordingly, during 2014, the Company received $468 thousand.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliates. The Company recorded $32.2 million for these charges for 2014. A portion of these charges were capitalized as deferred sales commissions (note 1).

(13) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2014, three firms were responsible for approximately 35% of the Company's mutual fund sales.

Of the Company's total revenue, 21% is earned from transactions with the Ivy Asset Strategy Fund. A decline in the performance of this mutual fund, or the securities markets in general, could have an adverse effect on the Company's revenues.

(14) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations in a particular year.

The Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. For contingencies where an unfavorable outcome is reasonably possible and that are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict. In our opinion, the likelihood that any pending legal proceeding,

regulatory investigation, claim, or other contingency will have a material adverse effect on our business, financial condition or results or operations is remote.

(15) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.

Schedule I

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

(In thousands)

Total stockholder's equity per balance sheet	$	46,759
Additions to capital – deferred tax adjustment		5,391
Total stockholder's equity for computation of net capital		52,150
Nonallowable assets		30,967
Haircuts on securities		1,728
Net capital		19,455
Minimum net capital requirements		3,995
Excess of net capital over minimum net capital requirement	$	15,460
Aggregate indebtedness	$	59,924
Ratio aggregate indebtedness to net capital		3.08

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

Schedule II

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2014
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2014 Focus Report

(In thousands)

Total assets per the December 31, 2014 audited financial statements	$	109,317
Reclassifications and adjustments		2,757
Total assets per the 2014 Focus Report	$	112,074

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ivy Funds Distributor, Inc.:

We have reviewed management's statements, included in the accompanying Ivy Funds Distributor, Inc.'s Exemption Report (the Exemption Report), in which (1) Ivy Funds Distributor, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ KPMG LLP

Kansas City, Missouri
February 26, 2015

Ivy Funds Distributor, Inc.'s Exemption Report

Ivy Funds Distributor, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the period from June 1, 2014 to December 31, 2014 without exception.

Ivy Funds Distributor, Inc.

I, Melissa Clouse ________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Melissa Clouse

Title: Vice President/Controller

February 26, 2015

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Mark P Buyle, Sr. Vice President 12/30/13
Authorized Signature/Title Date

8-034046 FINRA DEC 6/19/1985
IVY FUNDS DISTRIBUTOR INC
ATTN: MARK P BUYLE
6300 LAMAR AVE
SHAWNEE MISSION, KS 66202

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.